EXHIBIT 4.1

                                  TEXOIL, INC.

                              AMENDED AND RESTATED

                          1996 STOCK COMPENSATION PLAN

1.      PURPOSE OF THE PLAN

        Effective April 1, 1995, the Board of Directors of Texoil, Inc., a Nevada corporation (the "COMPANY"), reduced the base salary or compensation of certain of the Company's employees and consultants by 30% (the "SALARY REDUCTION") to conserve the Company's financial resources. The Company adopted the 1995 Stock Compensation Plan to provide the Company's employees and consultants the opportunity to be paid the amount by which their compensation has been so reduced in shares of the Company's common stock, par value $.01 per share ("COMMON STOCK"). The 1995 Stock Compensation Plan expired March 31, 1996 with an insufficient number of shares of Common Stock reserved for issuance thereunder remaining to cover issuances which otherwise would have been made in respect of March 1996.

        By consent dated June 10, 1996, the Company's Board of Directors adopted the 1996 Stock Compensation Plan to provide the Company's employees and consultants the opportunity to continue to be paid the amount of their Salary Reduction in shares of Common Stock. The 1996 Stock Compensation Plan required shareholder approval thereof before shares could be issued thereunder. Shareholder approval was a requirement of Rule 16b-3 promulgated under Section 16 of the Securities Exchange Act of 1934, as amended (the "1934 ACT"). After the Board's adoption of the 1996 Stock Compensation Plan, Rule 16b-3 was amended and shareholder approval no longer is mandatory thereunder. Since the 1996 Stock Compensation Plan has not been implemented and no Common Stock issued thereunder, the Company's Board of Directors desires to amend and restate the 1996 Stock Compensation Plan to make it more consistent with amended Rule 16b-3. Accordingly, this Amended and Restated 1996 Stock Compensation Plan (the "PLAN") supersedes the 1996 Stock Compensation Plan in its entirety.

2.      ADMINISTRATION

        The Plan shall be administered by the Company's Board of Directors (the "BOARD"), or the Compensation Committee of the Board or such other committee as the Board shall appoint from time to time to administer the Plan (the "COMMITTEE"). The Committee shall consist of two or more persons each of whom shall be a "Non-Employee Director" within the meaning of Rule 16b-3 under the 1934 Act.

        The Board or Committee shall have full authority to administer the Plan, including authority to interpret and construe any provision of the Plan or any Participation Agreement (defined below) entered into pursuant hereto, and to adopt such rules and regulations for administering the Plan as it may deem necessary. Decisions of the Board or Committee shall be final and binding on all parties.

        No member of the Board or Committee shall be liable for any action, omission, or determination relating to the Plan, and the Company shall indemnify and hold harmless each member of the Board and Committee and each other director or employee of the Company to whom any duty or power relating to the administration or interpretation of the Plan has been delegated from and against any cost or expense (including attorneys' fees) or liability (including any sum paid in settlement of a claim with the approval of the Board or Committee) arising out of any action, omission or determination relating to the Plan, unless, in either case, such action, omission or determination was taken or made by such member, director or employee in bad faith and without reasonable belief that it was in the best interests of the Company.

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3.      STOCK RESERVED FOR THE PLAN

        The shares subject to the Plan shall consist of 200,000 authorized but unissued shares of Common Stock or previously issued shares reacquired and held by the Company, and such number of shares shall be and hereby is reserved for issuance pursuant to the Plan. Any of such shares which may remain unissued upon the Plan's termination shall cease to be reserved for purposes of the Plan. If and whenever the Company shall effect a subdivision or consolidation of shares of Common Stock or the payment of a stock dividend on Common Stock without receipt of consideration by the Company, the number of shares of Common Stock subject to the Plan shall be proportionately increased or reduced, respectively.

4.      PLAN PARTICIPATION

        Any employee or consultant of the Company whose compensation has been reduced by the Board to conserve the Company's financial resources is eligible to participate in the Plan. Each such employee and consultant may participate in the Plan for so long as he or she is employed or engaged by the Company and the Plan is in effect. Such election to participate must be made by entering into an agreement with the Company to be bound by the Plan's terms and conditions, and containing such other provisions as the Board or Committee deems necessary or appropriate (the "PARTICIPATION AGREEMENT"). Each eligible employee or consultant who is a party to an effective Participation Agreement is referred to herein as a "PARTICIPANT."

5.      STOCK PAYMENTS

        Each Participant shall be issued a number of shares of Common Stock equal to the quotient of 30% of the amount of his or her gross base salary for a given month before giving effect to the Salary Reduction, divided by the Fair Market Value of one share of Common Stock for that month. Subject to the provisions of Section 12 below, Common Stock issuable under the Plan shall be issued as of the last day of each calendar month during the term of the Plan. Each issuance of Common Stock under the Plan is referred to as a "STOCK PAYMENT." "FAIR MARKET VALUE" of one share of Common Stock for any given month shall be:

        (a) the quotient of (i) the total sum, for all business days during the subject month, of the product of (1) the last reported sales price for a share of Common Stock on each business day of the month in respect of which a Stock Payment is to be made, as such price is quoted on the National Association of Securities Dealers Automated Quotation System ("NASDAQ") in respect of NASDAQ Small Cap Market securities, multiplied by (2) the NASDAQ trading volume of the Common Stock on each such business day, divided by (ii) the total sum of the NASDAQ trading volume of the Common Stock for all such business days during the subject month; or

        (b) if not so quoted, the average of the average of the closing bid and asked prices for a share of Common Stock on each business day of the month in respect of which a Stock Payment is to be made, as quoted by the National Quotation Bureau's "Pink Sheets" or the National Association of Securities Dealers' OTC Bulletin Board System; or

        (c) if the price of a share of Common Stock shall not be so reported, the Fair Market Value of a share of Common Stock shall be determined by the Board or Committee in its absolute discretion.

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6.      TRANSFER RESTRICTIONS

        No right of any Participant hereunder is assignable except by will or by the laws of descent and distribution. Transactions under the Plan are intended to comply with all applicable conditions of Rule 16b-3 or its successors under the 1934 Act. To the extent any provision of the Plan or action by the Board or Committee fails to so comply, such provision or action shall be deemed null and void to the extent permitted by applicable law and deemed advisable by the Board or Committee. Notwithstanding any other provision of the Plan, until the expiration of six months and one day after the date upon which Common Stock is issued under the Plan, no such Common Stock issued to any person subject to
Section 16(b) in a transaction which has not been approved by the Board, Committee or stockholders shall be sold, assigned, transferred, pledged, hypothecated or otherwise disposed of except by will or by the laws of descent and distribution. Any stock certificate(s) issued in respect of a Stock Payment to a person who is subject to Section 16(b) will set forth these transfer restrictions. Any attempted disposition in violation of this Section 6 shall be null and void.

7.      RIGHTS AS A STOCKHOLDER

        No person shall have any rights as a stockholder with respect to any shares of Common Stock issuable under the Plan until the date of the issuance of a stock certificate with respect to such shares.

8.      CERTAIN SECURITIES MATTERS

        (a)    Notwithstanding any other provision of the Plan,

               (i) the Company shall not be obligated to cause to be issued or delivered any certificate evidencing shares of Common Stock issuable under the Plan unless and until the Company is advised by its counsel that the issuance and delivery of such certificate is in compliance with all applicable laws and regulations promulgated by governmental authority and all requirements of any securities exchange or quotation system on which shares of Common Stock are then traded or quoted; and

               (ii) the Company shall be under no obligation to register, qualify or perfect an exemption from registration under federal or applicable state securities laws and regulations any shares of Common Stock issuable under the Plan. The Board or Committee may require, as a condition to the issuance and delivery of certificates evidencing shares of Common Stock issuable under the Plan, that the recipient of such shares make such covenants, agreements and representations, and that such certificates bear such legends, as the Board or Committee, in its sole discretion, deems necessary or desirable to comply with federal and applicable state securities laws and regulations.

        (b) Without limiting the generality of Section 8(a)(ii), to the extent that the issuance of shares of Common Stock under the Plan has not been registered under the Securities Act of 1933, as amended (the "1933 ACT"), each Participant, by executing and delivering to the Company a Participation Agreement, hereby represents and warrants to the Company as of the date of each Stock Payment, that his or her acquisition of Common Stock as a Stock Payment is solely for his or her own account for investment, and is not being acquired for the account of any other person or with a view toward resale, assignment, fractionalization, or distribution thereof. To the extent that the issuance of any shares of Common Stock as a Stock Payment has not been registered under applicable law, any document, instrument or certificate evidencing such Common Stock will bear a conspicuous legend stating that the Common Stock has not been registered under the 1933 Act or under any applicable state securities laws, and that the Common Stock cannot be offered for sale, sold, transferred, pledged or otherwise hypothecated except in accordance

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with the registration requirements of the 1933 Act or such state laws or upon delivery to the Company of an opinion of legal counsel satisfactory to the Company that an exemption from registration is available.

        (c) The Company will use commercially reasonable efforts to cause to be filed before December 31, 1996 a registration statement on a Form S-8 or Form S-3 (or comparable successor forms) covering the resale of Common Stock issuable under the Plan (the "REGISTRATION STATEMENT").

9.      CERTAIN TAX MATTERS

        Whenever shares of Common Stock are to be issued under the Plan, the Company shall have the right to require the Participant to remit to the Company in cash an amount sufficient to satisfy federal, state and local withholding tax requirements, if any, attributable to such issuance before delivering any certificate(s) for such shares. If a particular Stock Payment is authorized by the Board, the Committee or the stockholders, Participants generally recognize income with respect thereto for federal income tax purposes on the date the Stock Payment is made regardless of whether a Participant is subject to Section 16(b) of the 1934 Act. The Participant would recognize ordinary income and the Company would be entitled to a deduction in an amount equal to the fair market value of the Common Stock as of the date of the Stock Payment.

        Certain Participants who are subject to Section 16(b) of the 1934 Act (a "SUBJECT PARTICIPANT") may not recognize income with respect to a Stock Payment for federal income tax purposes until expiration of six months and one day after the Stock Payment is made ("RESTRICTION PERIOD") IF the sale at a profit of the Common Stock during that period would subject the Participant to liability under
Section 16(b) of the 1934 Act. Under amended Rule 16b-3, this generally would be the case if the only reason that the Stock Payment is exempt under Rule 16b-3 is because such person must hold the Common Stock for six months after the date of issuance. A Subject Participant would not recognize any income for federal tax purposes at the time Common Stock is issued as a Stock Payment, and the Company would not be entitled to a deduction at such time. Upon expiration of the Restriction Period, a Subject Participant would recognize ordinary income and the Company would be entitled to a deduction in an amount equal to the fair market value of the Common Stock as of the date of such expiration. Alternatively, within 30 days after the date upon which Common Stock is issued as a Stock Payment, a Subject Participant may be able to file an appropriate election under Section 83(b) of the Internal Revenue Code of 1986, as amended, with the Internal Revenue Service. The 83(b) election would result in a Subject Participant's receipt of ordinary income in an amount equal to the fair market value of the Common Stock on the date on which Common Stock is issued as a Stock Payment (as opposed to the date upon which the Restriction Period expires). With respect to Subject Participants, the Company may have discretion to defer federal income tax withholding until recognition of income is required.

        The provisions of this Section 9 are qualified in their entirety by all applicable laws, rules and regulations as in effect from time to time. PARTICIPANTS ARE ADVISED TO CONSULT WITH QUALIFIED TAX ADVISORS CONCERNING THEIR PARTICIPATION IN THE PLAN.

10.     NO EMPLOYMENT RIGHTS

        Neither this Plan nor any Participation Agreement confers upon any Participant any right with respect to the continuation of his or her employment by the Company or interferes in any way with the right of the Company, subject to the terms of any separate employment to the contrary, at any time to terminate such employment or to change the compensation of a Participant. If a Participant's employment with the

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Company is terminated, such Participant shall be entitled to receive all shares of Common Stock issuable to him or her hereunder as a Stock Payment(s) for the period before the effective date of termination.

11.     AMENDMENT OF THE PLAN

        The Board may at any time suspend or discontinue the Plan or revise or amend it in any respect whatsoever, PROVIDED, HOWEVER, that no such amendment or termination shall adversely affect any vested right of a Participant to receive shares of Common Stock pursuant hereto.

12.     EFFECTIVE DATE AND TERM OF PLAN

        The Plan is effective as of March 1, 1996. No Common Stock shall be issued under the Plan until the earlier of the next business day after the effective date of the Registration Statement (the "EFFECTIVE DATE") or December 31, 1996. The Common Stock which would have been issued under the Plan during either the period between March 1, 1996 through the end of the calendar month which immediately precedes the Effective Date or between March 1, 1996 through December 31, 1996, as applicable, shall be (i) calculated on the same monthly basis as if Common Stock could have been issued hereunder beginning in March 1996, and (ii) issued as of the next business day after the Effective Date or as of December 31, 1996, as applicable. Common Stock may be issued under the Plan until the issuance of all shares of Common Stock which may be issued hereunder or until the Board determines otherwise, whichever occurs first.

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